Boston Common Asset Management, LLC
Revised
Schedule A
to the
PROFESSIONALLY MANAGED PORTFOLIOS
INVESTMENT ADVISORY AGREEMENT

Series of Professionally Managed Portfolios	Annual Fee Rate as a Percentage of Average Daily Net Assets

Boston Common ESG Impact International Fund	0.80%

Boston Common ESG Impact U.S. Equity Fund	0.75%

Boston Common ESG Impact Emerging Markets Fund	0.85%

Boston Common ESG Impact U.S. Value Fund	0.70%

Approved by the Board of Trustees: November 15, 2022

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the series listed on Schedule A	BOSTON COMMON ASSET MANAGEMENT, LLC

By: ___________________________	By: ___________________________
Name: Jason F. Hadler	Name:
Title: President	Title:

Schedule A revised on: […], 2023 to add the new Boston Common ESG Impact U.S. Value Fund.